Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

CLARIFICATION ANNOUNCEMENT

China Life Insurance Company Limited (the “Company”) noticed that there were recent press articles alleging that the sale of shares of CITIC Securities Co. Ltd. (the “CITIC Securities”) by the Company on 10 July 2015 violated the requirements of China Securities Regulatory Commission (the “CSRC”).

After due enquiry, the Company wishes to clarify that the Company sold 30,000,000 A shares of CITIC Securities on 10 July 2015 (the “Selling down”). Before the Selling Down, China Life Insurance (Group) Company (the “CLIC”), the controlling shareholder of the Company and the party acting in concert with the Company, together with the Company, held a total of 595,060,815 A shares of CITIC Securities, representing 4.9110% of its total share capital and 6.0482% of its A share capital, and did not hold any H share of CITIC Securities. Of such shares, CLIC held 231,141,935 A shares of CITIC Securities, representing 1.9076% of its total share capital and 2.3493% of its A share capital; and the Company held 363,918,880 A shares of CITIC Securities, representing 3.0034% of its total share capital and 3.6989% of its A share capital. After the Selling Down, CLIC and the Company hold a total of 565,060,815 A shares of CITIC Securities, representing 4.6634% of its total share capital and 5.7433% of its A share capital, and do not hold any H share of CITIC Securities. Of such shares, CLIC holds 231,141,935 A shares of CITIC Securities, representing 1.9076% of its total share capital and 2.3493% of its A share capital; and the Company holds 333,918,880 A shares of CITIC Securities, representing 2.7558% of its total share capital and 3.3940% of its A share capital. The Company does not hold any H share of CITIC Securities.

The Company has been strictly complying with the regulatory requirements of the jurisdictions where its shares are listed, and the Selling Down does not violate the relevant laws and regulations, the relevant requirements of the CSRC and the listing rules of the stock exchanges. Given that the percentage of shares of CITIC Securities held by CLIC and the Company is less than 5% before and after the Selling Down, there is no violation of the requirements as stated in the announcement of the CSRC ([2015] No. 18). The above press articles are untrue.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 16 July 2015

Commission File Number 001-31914

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping*, Xu Haifeng*
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade*
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping, Drake Pike*

*	Note: The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Drake Pike as a Director is still subject to the approval of the China Insurance Regulatory Commission.